GLOBAL SHIP LEASE, INC.

c/o Global Ship Lease Services Limited

25 Wilton Road,

London SW1V 1LW

United Kingdom

September 24, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Global Ship Lease, Inc. Registration Statement on Form F-1 (No. 333-233198)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on Form F-1 on August 9, 2019, as thereafter amended, be accelerated so that it will be made effective at 4:00 p.m. Eastern Time on September 26, 2019, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Filana R. Silberberg at (212) 574-1308 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
Name:	Ian J. Webber
Title:	Chief Executive Officer

B. Riley FBR, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

September 24, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Global Ship Lease, Inc. Registration Statement on Form F-1 (No. 333-233198)

Ladies and Gentlemen:

As the underwriter of the proposed public offering of Class A common shares of Global Ship Lease, Inc. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. Eastern Time on September 26, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

B. RILEY FBR, INC.

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	Executive Vice President, Head of Capital Market